STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is ATLANTIC INTERNATIONAL CORP

2. The Certificate of Incorporation of the corporation is hereby amended by changing the Article thereof numbered FIRST so that, as amended, said Article shall be and read as follows:
The name of the corporation is Circle8 Group Inc.

3. That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

By: ______________________
Authorized Officer

Name: Jeffrey Jagid, CEO
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